[redacted]

SECURITIE 04019446 SION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 30375

SEC MAIL PROCESSING RECEIVED JUN 02 2004 WASH. D.C. 187 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue - Suite #21
(No. and Street)

Englewood Cliffs (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blatt & Dauman, CPA's
(Name – *if individual, state last, first, middle name*)

560 Broadhollow Road (Address) Melville (City) New York (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bettinger & Leech, Inc. ; Bettinger & Leech Profit Sharing Plan FBO RAL

Bettinger & Leech Money Purchase Plan FBO RAL : Richard A. Leech

Signature

President & CEO

Title

6/1/04

Notary Public

GILBERT DOMINGUEZ
A Notary Public of New Jersey
My Commission Expires Dec. 20, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLATT & DAUMAN
CERTIFIED PUBLIC ACCOUNTANTS

ABBEY E. BLATT
JOEL S. DAUMAN

FAITH A. DOLLER
CYNTHIA A. HERRMANN
JAMEY J. BLATT
OMAR D. FOLKES
ERIN J. BOCCIO

BETTINGER & LEECH FINANCIAL CORP.
Reconciliation of
Stockholders' Equity and Net Capital (Financial Report)
with that of Focus Reports

Stockholders' Equity – Financial Report	$ 113,123
Adjustment:	(428)
Ownership Equity – Focus Report	$ 112,695

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the Statement of Financial Condition of the Focus Report, Part II's, of even dates.

Net Capital – Financial Report	99,410
Adjustment:	(410)
Net Capital – Focus Report	$ 98,995

There are no material differences between the calculated Net Capital Based on line items in the Financial Report and the calculated Net Capital as reported in the Focus Report, Part II's, of even dates

560 BROAD HOLLOW ROAD • SUITE 311 • MELVILLE, NEW YORK 11747 • 631-293-2109 / 249-6767 • FAX: 631-756-8098 • BDCPAS@OPTONLINE.NET